Media release

Rio Tinto reconfirms Yancoal as the preferred buyer of its thermal coal assets in Australia

20 June 2017

The Rio Tinto board has reconfirmed its recommendation that shareholders vote in favour of the sale of its wholly-owned subsidiary Coal & Allied Industries Limited (“C&A”) to Yancoal Australia Limited (“Yancoal”). The recommendation follows consideration by the board of a counter proposal from Glencore plc (“Glencore”) and a proposal from Yancoal comprising improved terms to the transaction previously announced.

Rio Tinto has engaged in active discussion with both parties and the board assessed a number of factors in its consideration of both proposals, including price and value; the risk that regulatory approvals will not be granted, or will be significantly delayed; funding certainty; and deal execution timeline. The board is recommending Yancoal’s proposal to its shareholders based on:

  Yancoal’s agreement to accelerate all deferred payments and make a single payment of $2.45 billion at completion to purchase the C&A assets plus coal price-linked royalty.
  Additional information and confirmations regarding Yancoal’s funding plans.
  Receipt of confirmation from Yancoal that it has received or will waive all the regulatory approvals that are conditions precedent to its ability to close, including Chinese regulatory approvals from the National Development and Reform Commission (NDRC), the State-owned Assets Supervision and Administration Commission of the State Council (SASAC) and the Ministry of
  Commerce of the People’s Republic of China (MOFCOM), the State Administration of Foreign Exchange of the People’s Republic of China (SAFE) and Australian regulatory approvals from the Foreign Investment Review Board (FIRB), the Australian Competition & Consumer Commission (ACCC) and the NSW Minister for Resources.
  Glencore having not secured clearance from various jurisdictions including Australia (FIRB and ACCC) and China (MOFCOM) or from the Korean or Taiwanese authorities and there being uncertainty that these approvals can be achieved in a timely manner.
  The expectation that there will be a much faster completion timeframe under Yancoal’s proposal.
  It is in the best interests of Rio Tinto shareholders and employees, and Coal & Allied business customers and other stakeholders, to transact on a basis that minimises uncertainty.

Rio Tinto chief executive J-S Jacques said “We believe Yancoal’s offer to purchase our thermal coal assets for $2.45 billion offers the best value and greater transaction certainty for shareholders.

“Yancoal’s revised offer is the most attractive because it removes the deferred payment structure, can meet the timeline we have set for the transaction, and has given us certainty regarding the outstanding regulatory approvals required.

“The sale of Coal & Allied will create outstanding value for shareholders and is consistent with our strategy of simplifying our portfolio to ensure the most effective use of our capital.”

Under the UK Listing Rules and ASX Listing Rules, the transaction with Yancoal requires the approval of Rio Tinto shareholders and accordingly, the Rio Tinto plc general meeting has been convened for 27 June 2017 and the Rio Tinto Limited general meeting has been convened for 29 June 2017. These meetings will go ahead as planned.

We expect the transaction to complete in the third quarter of 2017.

Notes to editors

On 24 January 2017, Rio Tinto announced it had reached a binding agreement for the sale of its wholly-owned Australian subsidiary C&A Industries to Yancoal for:

  An initial $1.95 billion cash payment, payable at completion plus coal price-linked royalty; and
  $500 million in aggregate deferred cash payments, payable as annual instalments of $100 million over five years following completion.

On 9 June 2017, Glencore submitted a proposal to acquire Rio Tinto’s 100 per cent interest for $2.55 billion cash plus a coal price-linked royalty, with the cash comprising:

  $2.05 billion cash payable on completion;
  $500 million in aggregate deferred cash payments, payable as annual instalments of $100 million over five years following completion.

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